UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 21, 2010

AMERICAS ENERGY COMPANY - AECo

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-50978	98-0343712
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

249 N. Peters Rd., Suite 300, Knoxville, Tennessee 37923
(Address of Principal Executive Offices)

865-238-0668
Registrants Telephone Number

.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Current Report includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward-looking statements can be identified by the use of terms and phrases such as "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions ("will," "may," "could," "should," etc.). Items contemplating or making assumptions about actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission ("SEC") which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

EXPLANATORY NOTE

On October 14, 2009, the Registrant changed its name from Trend Technology Corporation to Americas Energy Company-AECo in anticipation of the acquisition of Americas Energy Company, a Nevada corporation; due to that name change our symbol for quotation on the OTC.BB was changed from "TRET" to "AENY". On January 21, 2010, Americas Energy Company, a Nevada Corporation "AECO (Private)", merged (the "Merger") with and into Americas Energy Company-AECo, a Nevada corporation "AENY (PubCo)". AENY (PubCo) as the surviving entity acquired the business of AECO (Private) pursuant to the Merger and will continue the business operations, as a publicly-traded company under the name Americas Energy Company-AECo. (the "Company").

The terms "the Company," "we," "us," and "our" refer to AENY (PubCo) and, AECO (Private) , after giving effect to the Merger, unless otherwise stated or the context clearly indicates otherwise. The term "AECO (Private)" refers to Americas Energy Company, a Nevada corporation before giving effect to the Merger, and the term "AENY (PubCo)" refers to Americas Energy Company-AECo, a Nevada corporation before giving effect to the Merger. This Current Report on Form 8-K contains summaries of the material terms of various agreements executed in connection with the transactions described herein. The summaries of these agreements are subject to, and qualified in their entirety by, reference to these agreements, all of which are incorporated herein by reference.

Section 1 – Registrant's Business and Operations
Item 1.01. Entry into a Material Definitive Agreement.

On January 21, 2010, the Company completed the Merger. For a description of the Merger, please see Item 2.01 of this Current Report on Form 8-K, which disclosure is incorporated herein by reference.

Section 2 – Financial Information
Item 2.01. Completion of Acquisition or Disposition of Assets.

<u>**Merger of Americas Energy Company "AECO (Private)" with and into Americas Energy Company-AECo "AENY (PubCo)"**</u>

Explanatory Note: The company amends its prior disclosure on Form 8-K/A filed September 03, 2009 to revise disclosure related to the Definitive Merger Agreement entered into by the parties on August 26, 2009 and amended on January 21, 2010 – between Americas Energy Company – AECo, formally known as Trend Technology Corp.("TRET"), and Americas Energy Company("AEC"). In this section the terms "the Company" and "Trend Technology Corp., a Nevada Corporation" ("TRET") refer to AENY (PubCo)

Binding Letter of Intent

The Company entered into a Binding Letter of Intent – between Trend Technology Corp., and Americas Energy Company, signed July 3, 2009. The letter of intent ("LOI") set forth the understanding, which was reached between Americas Energy Company ("Seller") and Trend Technology Corp ("Company"), concerning the acquisition of Seller by Company.

Definitive Merger Agreement

The Company entered into a Definitive Merger Agreement – signed August 26, 2009 and dated as of August 21, 2009 (the "Agreement"), among Trend Technology Corp., a Nevada Corporation ("TRET"), and Americas Energy Company ("AEC"), a Nevada Corporation. On January 21, 2009, the parties amended the Definitive Merger Agreement and closed completing the Merger.

Some of the significant terms contained in the amended Agreement are as follows and the entire amended agreement is included as an exhibit to this Report on Form 8-K.

Merger; Surviving Entity

In accordance with and subject to the provisions of the Agreement and the Nevada Corporations Code ("NCC"), at the Effective Time AEC shall be merged with and into TRET (the "Merger"), and TRET shall be the surviving entity in the Merger (the "surviving entity") and shall continue its corporate existence under the laws of the State of Nevada, and shall immediately effect a name change. At the Effective Time, the separate existence of [AEC] shall cease. All properties, franchises and rights belonging to TRET and AEC, by virtue of the Merger and without further act or deed, shall be vested in the surviving entity, which shall thenceforth be responsible for all the liabilities and obligations of each of AEC and TRET.

TRET Current Assets

Upon completion of the business combination, TRET's assets as of [July 9, 2009] shall be sold to an assign named by Lanham & Lanham, LLC at the closing for the sum of one dollar ($1.00). AEC hereby agrees to cooperate in taking the necessary steps to transfer the right, title and interest in the assets of TRET to the assigned.

Effective Time

The Merger shall become effective at the time and date that the certificate of merger of each of AEC and TRET (the "Certificate of Merger"), in form and substance acceptable to the Parties, is accepted for filing by the Secretary of State of the State of Nevada in accordance with the provisions related thereto. The Certificate of Merger shall be executed by AEC and TRET and delivered to the Secretary of State of the State of Nevada for filing on the Closing Date. The date and time when the Merger becomes effective are the "Effective Time."

Cash Consideration due AEC

It is hereby agreed that two million US dollars ($2,000,000) has been disbursed to AEC.

This financing shall be converted into common shares of the Company upon closing at a strike price of seventy-five cents ($.75) per share.

Closing of the business combination – the "Effective Time" to AEC for all licenses, rights and properties included and limited to AEC Assets to be transferred to TRET.

Equity Consideration due AEC shareholders.

<u>Conversion of Company Common Stock</u>.   At the Effective Time, all assets of AEC Common Stock outstanding immediately before the Effective Time shall be converted, by virtue of the Merger, into thirty-three million (33,000,000) shares of TRET Common Stock (the "Merger Shares"). It is hereby agreed that upon closing the TRET will have fifty million (53,504,595) shares issued and outstanding.

As of the date on which the agreement was entered into, no material relationships other than the subject agreement of this current report on Form 8-K, existed between Trend Technology Corp., its officers, directors or other affiliates and Americas Energy Company or any other parties to the agreement.

On October 14, 2009, the Registrant changed its name from Trend Technology Corporation to Americas Energy Company-AECo in anticipation of the acquisition of Americas Energy Company, a Nevada corporation; due to that name change our symbol for quotation on the OTC.BB was changed from "TRET" to "AECO".

On January 21, 2010, the parties have completed the merger transaction and directed management to file all required documentation with the Secretary of State to complete the Merger as of that date. All parties have undertaken to make all required share exchanges and issuances effective as of that date. All operations of Americas Energy Company, a Nevada Corporation "AECO (Private)" have become the operations of Americas Energy Company-AECo, a Nevada corporation "AENY (PubCo)" as of that date with "AECO (Private)" being the disappearing corporation pursuant to the Merger Agreement.

As of that date the Americas Energy Company-AECo, a Nevada corporation "AENY (PubCo)" ceased to be a Shell Company (as defined in Rule 12b-2 of the Exchange Act).

On January 22, 2010, the Company accepted the resignation of Leonard MacMillan. as President, Chairman and CEO and appointed Chris Headrick as President Chairman and CEO. Mr. Headrick was the President and CEO of Americas Energy Company, a Nevada Corporation "AECO (Private).

Americas Energy Company, a Nevada Corporation "AECO (Private) was formed on July 13, 2009 as a Nevada corporation. AECO (Private) is a consolidator of high quality energy properties, operating out of main offices in Knoxville, TN. They currently operate projects in both Kentucky and Tennessee.

Business History

Americas Energy Company, (formerly Trend Technology Corporation) (the "Company", "we", or "us") was incorporated on February 16, 2001 under the laws of the State of Nevada. Gerald R. Tuskey became President, C.E.O., C.F.O. and director of our company on November 2, 2003 and acted in those capacities until April 20, 2004. On April 20, 2004, Mr. Tuskey was replaced as President and C.E.O. by Mr. Gerald Shields. On April 20, 2004, Mr. Leonard MacMillan was also appointed C.F.O., Secretary and a director of our company. On February 12, 2007, Mr. Gerald Shields resigned as President, C.E.O. and director of our company and Mr. Leonard MacMillan was appointed President and C.E.O. to replace Mr. Shields. On January 22, 2010, Mr. MacMillan resigned as President, C.E.O. and director of our company and Mr. Christopher Headrick was appointed President, C.E.O. and director.

During the period March, 2003 to September, 2003, we scouted locations in British Columbia for the potential staking of claims. During the period October to December, 2003, we raised seed capital totaling $99,023 from 54 subscribers under Regulation S and Regulation D private placement exemptions. In October, 2005, we raised a further $60,000 from one subscriber under a Regulation S private placement. During the period January, 2004 to March, 2004, the Copper Prince property in South Central British Columbia was staked and comprised 35 claim units covering approximately 2,162 acres. This acquisition was the first material business which we undertook. In September, 2005, we staked the Dalvenie Property in North Central British Columbia near Dease Lake.

We were a junior mineral exploration company. We staked and held the Copper Prince property in South Central British Columbia which consisted of one four post claim and 19 two post claims comprising a total of 35 claim units covering approximately 2,162 acres. We completed a comprehensive technical report on our Copper Prince property. We completed phase one and two work programs on the Copper Prince property. Our exploration results were not significant enough to warrant a phase three program on this property and we let our Copper Prince property lapse.

In September, 2005, we acquired our Dalvenie Property in North Central British Columbia near Dease Lake. The Dalvenie Property comprised 72 claim units covering approximately 4,446 acres. The Dalvenie Property was staked on behalf of the Company by the Company's Vice President of Exploration, Mr. Gerry Diakow. We completed a phase one work program on the Dalvenie Property in 2006. We did not plan a phase two program on this property and let our Dalvenie Property claims lapse.

The Company entered into a Binding Letter of Intent – between Trend Technology Corp., and Americas Energy Company, signed July 3, 2009. The letter of intent ("LOI") set forth the understanding, which was reached between Americas Energy Company ("Seller") and Trend Technology Corp ("Company"), concerning the acquisition of Seller by Company.

The Company entered into a Definitive Merger Agreement – signed August 26, 2009 and dated as of August 21, 2009 (the "Agreement"), among Trend Technology Corp., a Nevada Corporation ("TRET"), and Americas Energy Company ("AEC"), a Nevada Corporation. On January 21, 2010, the parties amended the Definitive Merger Agreement and closed completing the Merger.

On October 14, 2009, the we changed our name from Trend Technology Corporation to Americas Energy Company-AECo in anticipation of the acquisition of Americas Energy Company, a Nevada corporation; due to that name change our symbol for quotation on the OTC.BB was changed from "TRET" to "AECO".

Americas Energy Company, a Nevada Corporation "AECO (Private) was formed on July 13, 2009 as a Nevada corporation. AECO (Private) is a consolidator of high quality energy properties, operating out of main offices in Knoxville, TN. They currently operate projects in both Kentucky and Tennessee.

On January 21, 2010, the parties completed the merger transaction and directed management to file all required documentation with the Secretary of State to complete the Merger as of that date. All parties have undertaken to make all required share exchanges and issuances effective as of that date. All operations of Americas Energy Company, a Nevada Corporation "AECO (Private)" have become the operations of Americas Energy Company-AECo, a Nevada corporation "AENY (PubCo)" as of that date with "AECO (Private)" being the disappearing corporation pursuant to the Merger Agreement.

As of that date the Americas Energy Company-AECo, a Nevada corporation "AENY (PubCo)" ceased to be a Shell Company (as defined in Rule 12b-2 of the Exchange Act).

Business Description

Americas Energy Company-AECo ("AENY") has completed the acquisition of Americas Energy Company, a Nevada Corporation "AECO (Private)" All operations of Americas Energy Company, a Nevada Corporation "AECO (Private)" have become the operations of Americas Energy Company-AECo, a Nevada corporation "AENY (PubCo)"
The following Discussion relates to the current operations acquired in the merger transaction.

The Company is engaged in the business of mining high grade specialty coal from its leased property located in Bell County, Kentucky. The Company is in the process of developing its leased mining property located in Bledsoe County, Tennessee. In addition, the Company has rights to oil properties located in Cumberland County, Kentucky that are currently in development.

The Company is currently operating a surface mine project to produce high grade specialty coal in Kentucky and is in the Exploration stage of a Metallurgical coal project in Tennessee. The Company is presently focused on energy projects throughout the Americas.

The Company looks to identify coal properties with potential to produce high grade specialty coal. (coal rendering a high amount of thermal energy per pound with low sulfur and ash content.) The properties must be permitted and ready for mining operations. One a suitable property is identified and mining rights are obtained we will secure a contract to purchase the coal and begin mining. We subcontract mining operations on each project utilizing miners experienced in the type of extraction required that may be particular to each site.

Our focus is on high grade specialty coal used in industrial applications due to higher sales margins. We are not a large operation producer who is able to better exploit the lower margin coal typical to steam generation. These large volume producers employ high capital cost mining equipment which produce at a volume sufficient to reduce per ton mining costs to compete in the market for these grades of coal.

Projects

Americas Energy Company-AECo is currently focused on bringing into production a high quality, low cost portfolio of assets in East Tennessee which will take advantage of the infrastructure already established for the East Tennessee coalfields, including steam plants, rail, barge ports and other facilities.

Bledsoe Property - We acquired the mineral rights to approximately 1,700 acres in Bledsoe County Tennessee from RJCC Group 1, Inc ("RJCC1"). RJCC1 is owned by John Gargis, an officer and shareholder of the Company. The rights acquired include approximately 4.571 million tons of proven and 4 million tons of probable surface reserves.

Upland Church Property - We acquired the mineral rights to approximately 12,000 acres of property located in Bell County Kentucky, with a 395-acre permit for the extraction of 9.8 million probable tons of high-grade specialty coal from Evans Coal Corp., Inc., a related party.

Reliford Property - We acquired the oil and gas rights to approximately 1,700 acres of property located in Cumberland County, Kentucky. The Reliford property is in the exploration stage, although a small number of barrels were produced sold in November 2009 totaling $7,058 in revenue.

Material Contracts and Agreements

We presently hold various mining rights to property previously discussed under the heading "Projects". These agreements are material to our operations and represent the majority of our current and near term revenue potential. As we expand operations each individual project lease is expected to become less significant in overall revenue production.

Although we do rely on mining and drilling subcontracting agreements for the extraction of our products we do not consider these type of agreements material. These agreements are negotiated on a site by site basis based on the particular skill and equipment requirements of the extraction. There are a variety of suitable subcontractors available in the locations we are presently operating and in the event a preferred subcontractor was unavailable we believe another suitable one would be available as to not impair our operations. Should the market for these type of services change significantly we may modify our practices and seek longer term agreements or develop our own capacity.

Bledsoe Property – The Company acquired the mineral rights to approximately 1,700 acres in Bledsoe County Tennessee from RJCC Group 1, Inc ("RJC1"). RJCC1 is owned by John Gargis, an officer and shareholder of the Company. The rights acquired include approximately 4.571 million tons of proven and 4 million tons of probable surface reserves. The purchase price for the rights was $1,250,000, including a down payment of $25,000 with the remaining balance to be paid in 49 payments of $25,000. RJCC is also to receive a 10% royalty on all coal mined from the property. As the terms of the acquisition did not provide for interest in the installments, the Company imputed interest using an effective annual interest rate of 6% and discounted the carrying value of the assets purchased to $1,086,801. The Bledsoe property is currently in the exploration stage.

Upland Church Property – The Company acquired the mineral rights to approximately 12,000 acres of property located in Bell County Kentucky, with a 395 acre permit for the extraction of 9.8 million proven tones of high grade stream coal from Evans Coal Corp., Inc., a related party. The terms of the transactions include payments totaling $100,000. The Company is obligated to pay royalties of 6% to the landowner and 2% to Evans. As of November 30, 2009, royalties payable totaled $41,837. The Upland Church property is currently being actively mined.

Reliford Property – The Company acquired the oil and gas rights to approximately 1,700 acres of property located in Cumberland County, Kentucky. The Company paid $370,000 for the property rights from D&D Energy, Inc., a related party of which $150,000 was paid by November 30, 2009. The Reliford property is in the exploration stage, although a small number of barrels were produced and sold in November 2009 totaling $7,058 in revenue.

Market
Exports. Increased international demand for coal helped to push U.S. coal exports to levels not seen in over a decade. Total U.S. coal exports for 2008 were 81.5 million short tons, an increase of 22.4 million short tons over the 2007 level, or 37.8 percent. The large increase was in response to growing demand, predominantly from Europe and Asia for coal due to supply disruptions that affected the ability of other coal-exporting countries to ship their product. Heavy rains in the beginning of the year caused production problems for Australia while increased domestic demand for coal in South Africa, Indonesia, Vietnam, and Russia cut into their available tonnage for the world markets. The increasing demand for U.S. coal also resulted in increasing coal export prices. The average price of U.S. coal exports in 2008 was $97.68 per short ton, an increase of 39.0 percent.

Metallurgical coal exports increased in 2008 to end the year at 42.5 million short tons, an increase of 32.2 percent as the world metallurgical coal market tightened due to increasing world demand combined with production and transportation issues experienced during the year in other metallurgical coal exporting countries. With tightened world-wide demand, the result was a huge increase in metallurgical coal export prices. In 2008, the average price of U.S. metallurgical coal exports rose by 51.3 percent to a level of $134.62 per short ton, an increase of $43.63 per short ton over the 2007 level. In part, as a consequence of the increasing demand for metallurgical coal, several of the international steel companies purchased U.S. metallurgical coal producing companies during 2008.

As it has traditionally been in the past, Europe is the main destination of U.S. metallurgical coal and in 2008 accounted for almost 60 percent of the total metallurgical coal exports. Europe was the destination for 25.5 million short tons in 2008, an increase of 38.8 percent from 2007. In 2008, the Netherlands was the primary destination of U.S. metallurgical coal exports with a total of 3.4 million short tons, an increase of 1.3 million short tons. (Note: Some ports in the Netherlands serve as transshipment points for coal being sent to other countries and the coal exports shipped there may move to other destinations.) The average price per short ton to the Netherlands increased 37.3 percent in 2008, from $85.78 to $117.81. Italy, France, and the United Kingdom were also major European destinations of U.S. metallurgical coal in 2008. Italy received a total of 2.9 million short tons, 15.1 percent less than the 2007 total, while the average price of metallurgical coal exports to Italy was up from $94.65 per short ton to $110.27 per short ton in 2008. Both France and the United Kingdom each received 2.1 million short tons of U.S. metallurgical coal in 2008; that total was an increase of 19.0 percent for France and an increase of 23.0 percent for the United Kingdom. The percentage increases in the average price per short ton of those metallurgical coal exports were 31.2 and 34.2 percent respectively, with the average price per short ton for metallurgical coal to France at $114.74 and the price for the United Kingdom at $121.01 in 2008. Other major European destinations for U.S. metallurgical coal in 2008 were Turkey, Belgium, Poland, Romania, Croatia, Spain and Germany, with each receiving over 1 million short tons of coal. The average price of metallurgical coal exports to these major destinations ranged from $110.40 per short ton in Germany to $203.69 per short ton in Turkey.

Total U.S. metallurgical coal exports to countries in North America increased in 2008, while shipments to South America decreased, with the primary destinations being Canada and Brazil. Canada received 3.6 million short tons of metallurgical coal from the U.S., a slight decrease of 1.0 percent over the 2007 level, while shipments to Brazil totaled 6.0 million short tons, a decline of 6.1 percent. The average price of metallurgical coal in 2008 increased to both countries with the price to Canada at $91.00 per short ton, while the price to Brazil was $143.40 per short ton, representing increases of 18.2 and 62.4 percent respectively.

The Asian market accounted for almost 10 percent of U.S. metallurgical coal exports in 2008. Total metallurgical coal exports to Asia totaled 4.2 million short tons in 2008, an increase of 311.2 percent from 2007, as the U.S. helped to meet the gap in supply due to the production problems in Australia. India was the major Asian destination of U.S. coal exports in 2008, with a total of 1.6 million short tons, an increase of 79.9 percent. Japan, which did not receive any U.S. metallurgical coal exports in 2007, was also a major Asian destination in 2008, with a total of 1.4 million short tons. South Korea received 1.1 million short tons in 2008, almost 650 percent higher than the 143 thousand short tons it received in 2007. The average price for U.S. metallurgical coal exports to India was $217.77 per short ton, an increase of $115.10 per short ton. The average price for metallurgical coal exports to Japan was $142.96 per short ton while the price to South Korea rose considerably in 2008 by $92.36 per short ton to $165.62.

Metallurgical coal exports to countries in Africa decreased somewhat in 2008 from 2.1 million short tons to 2.0 million short tons. The majority of the metallurgical coal exports to Africa went to Egypt. Total U.S. metallurgical coal exports to Egypt in 2008 were 1.4 million short tons with an average price of $209.49 per short ton, an increase in price of 130.9 percent from 2007.

Total U.S. steam coal exports increased in 2008 for the sixth consecutive year as the tight world market drove many users to the U.S. for their steam coal needs. In 2008, steam coal exports rose by 44.5 percent to a level of 39.0 million short tons, while the average price per ton increased by 19.7 percent to $57.35 per short ton. Canada is the single largest market for all U.S. coal exports as well as the primary North American destination of steam coal exports. In 2008, Canada received 19.4 million short tons of steam coal exports, an increase of 4.6 million short tons and accounted for 49.7 percent of all of 2008 steam coal exports. The average price of steam coal exports to Canada decreased by $4.63 in 2008 to $36.00 per short ton. (Note: The steam coal exports to Canada contain some tonnage of U.S. steam coal exports to countries in Asia. This is due to the fact that there are currently no major coal-exporting facilities on the U.S. west coast. Some coal producers shipped steam coal by rail to coal-export terminals in British Columbia that were then loaded to ships for further transport to Asian buyers.)

Europe is the second largest market for U.S. steam coal exports due to the declining coal production in many of the countries combined with the proximity of the major eastern U.S. coal ports. Total steam coal exports to Europe increased in 2008 to a total of 14.8 million short tons, an increase of 69.2 percent from 2007. The average price of steam coal to Europe rose in 2008 by 25.3 percent, increasing to a level of $74.93 per short ton. One-third of the increase in U.S. steam coal exports to Europe was accounted for by one country: the United Kingdom. Total U.S. steam coal exports to the U.K. in 2008 were 3.7 million short tons, an increase of 119.4 percent. The average price of steam coal exports to the U.K. in 2008 was $62.53 per short ton, an increase of 33.5 percent from 2007. Other major European destinations for U.S. steam coal were: the Netherlands, Germany, France, Belgium, and Spain. The respective amount of steam coal exports in 2008 were: 3.6 million short tons, 1.4 million short tons, 1.4 million short tons, 1.3 million short tons, and 1.1 million short tons, while the average price per short ton was: $71.77, $75.23, $92.93, $85.35, and $65.56. These steam coal export prices represent increases that range from a low of $7.95 per short ton (the Netherlands) to a high of $25.41 (Belgium).

U.S. steam coal exports to the African continent declined by 22.2 percent in 2008, to a total of 1.9 million short tons. The majority of the decrease in steam coal exports to Africa is attributable to one country, Morocco. Total steam coal exports to Morocco in 2008 were 1.7 million short tons, down by 28.2 percent. The average price of steam coal exports to Morocco in 2008 was $84.15 per short ton, an increase of 77.8 percent from 2007.

Although the total amount of steam coal exports to South America (the primary source of coal imports for the U.S.) increased dramatically in 2008 to a total of 1.3 million short tons, it still only accounted for 3.2 percent of all U.S. steam coal exports. The majority of the South American steam coal exports went to Chile with a total of 854 thousand short tons. The average price of steam coal exports to South America increased to $74.40 per short ton from the 2007 level of $50.87 per short ton, while the average price to Chile increased to $47.93 per short ton from $38.42 per short ton.

Steam coal exports to Asia in 2008 were 1.1 million short tons, a level not seen since 2005, and an increase of 496.5 percent from 2007. Japan was the primary Asian destination of U.S. steam coal exports in 2008 with a total of 337 thousand short tons, well above the 5 thousand short tons it received in 2007. The average price of U.S. steam coal exports to Japan was $129.67 per short ton, a decrease from the $175.33 per short ton level of 2007. The two other primary Asian destinations of U.S. steam coal exports were South Korea and China, with totals of 281 thousand short tons and 242 thousand short tons respectively. The average price per short ton for South Korea in 2008 was $63.03 per short ton and for China was $122.93 per short ton.

U.S. coke exports increased in 2008 by 35.7 percent to a total of 2.0 million short tons. Most of the coke exports went to Canada which accounted for 38.7 percent of all U. S. coke exports with 758 thousand short tons. The average price of coke exports in 2008 was $107.42 per short ton, an increase of 18.4 percent over 2007.

Imports. U.S. coal imports declined in 2008 for the first time in six years. Total coal imports were 34.2 million short tons, a decrease of 5.9 percent, or 2.1 million short tons. Coal imports represent a small portion of the domestic coal consumption, averaging about 3 percent of total U.S. coal consumption. The average price of imported coal rose significantly, by 25.6 percent, to a level of $59.83 per short ton. Colombia, which dominates the U.S. coal import market, accounted for over three-fourths of all 2008 coal imports. The U.S. imported 26.3 million short tons of coal from Colombia in 2008, a drop of 0.6 million short tons, or 2.2 percent. The average price of Colombian coal into the U.S. was $57.01 per short ton, an increase of 23.1 percent over 2007. In 2008, total coal imports from Indonesia, the second largest supplier of coal imports, were 3.4 million short tons, a slight decrease of 0.3 million short tons, while the average price increased by 44.4 percent to $37.68 per ton. Coal imports from Venezuela declined by 32.5 percent to 2.3 million short tons, while the price of the coal imports increased by 38.9 percent. Canada was another major source of U.S. coal imports in 2008 with a total of 2.0 million short tons, unchanged from the 2007 total. These four countries accounted for over 99 percent of total U.S. coal imports, the same rate as in 2007. Although most coal imports are used for electric generation, metallurgical coal imports were 1.7 million short tons in 2008, all from Canada.

U.S. coke imports increased substantially in 2008 by 46.5 percent to end the year at 3.6 million short tons. Increases in shipments of coke from China of 1.3 million short tons in 2008 accounted for most of the increase in coke imports. Due to the tight world metallurgical coal market during most of 2008, the average price of U.S. coke imports rose dramatically by 139.2 percent to a level of $465.15 per short ton.

Source: U.S. Coal Supply and Demand   2008 Review, published by the US Energy Information Administration, Data for: 2008; Report Released: April 14, 2009; Next Release Date: April 2010
http://www.eia.doe.gov/cneaf/coal/page/special/exports_imports.html

Competition
Americas Energy Company-AECo is a smaller independent producer. We are competing in a market dominated by large well funded conglomerate companies producing huge volumes of coal. These conglomerates also dominate transport and processing facilities which can negatively impact our ability to prepare and deliver our product to market.

We like other small independent producers must navigate these obstacles by exploiting smaller higher quality reserves and developing relationships for brokered and direct sales of our product.

Employees

As of January 22, 2010, Americas Energy Company-AECo had one full time employees Mr. Headrick our President who is also the sole Director. We anticipate that we immediately expand the Board and engage additional key staff from our recently acquired operations resulting from the merger. Employment agreements and scope of employment are presently under review for transition to Americas Energy Company-AECo

Financial Information

Management's Discussion and Analysis of Financial Condition and Results of

Operations

As the result of the Merger and the change in the business and operations, a discussion of the past financial results of Americas Energy Company-AECo (formerly Trend Technology, Inc.) is not pertinent and the financial results of Americas Energy Company (Private), the accounting acquirer, are considered the financial results of the Company on a going-forward basis. Americas Energy Company (Private)'s inception was July 13, 2009.

Forward-Looking Statements
Certain statements concerning the Company's plans and intentions included herein may constitute forward-looking statements for purposes of the Securities Litigation Reform Act of 1995 for which the Company claims a safe harbor under that Act. There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) the ability of the Company to obtain additional funding for operations, (b) the continued availability of management to develop the business plan and (c) successful development and market acceptance of the Company's products.

This current report may contain both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties, including, but not limited to, those mentioned above. Moreover, future revenue and margin trends cannot be reliably predicted.

Overview
Americas Energy Company, Inc. (the "Company") was organized in Nevada on July 13, 2009 and is engaged in the business of mining high-grade specialty coal from its leased property located in Bell County, Kentucky. We are in the process of developing other leased mining property located in Bledsoe County, Tennessee. In addition, we have oil properties located in Cumberland County, Kentucky that are currently in development.

Bledsoe Property - We acquired the mineral rights to approximately 1,700 acres in Bledsoe County Tennessee from RJCC Group 1, Inc ("RJCC1"). RJCC1 is owned by John Gargis, an officer and shareholder of the Company. The rights acquired include approximately 4.571 million tons of proven and 4 million tons of probable surface reserves.

Upland Church Property - We acquired the mineral rights to approximately 12,000 acres of property located in Bell County Kentucky, with a 395-acre permit for the extraction of 9.8 million probable tons of high-grade specialty coal from Evans Coal Corp., Inc., a related party.

Reliford Property - We acquired the oil and gas rights to approximately 1,700 acres of property located in Cumberland County, Kentucky. The Reliford property is in the exploration stage, although a small number of barrels were produced sold in November 2009 totaling $7,058 in revenue.

Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The reported financial results and disclosures were determined using the significant accounting policies, practices and estimates described below.

Coal Properties – Costs incurred to purchase, lease or otherwise acquire mineral properties are capitalized when incurred. Mine development costs are recorded at cost as incurred. The Company's coal reserves are controlled either through direct ownership or through leasing arrangements, which generally last until the recoverable reserves are depleted. Depletion of reserves and amortization of mine development costs is computed using the units-of-production method over the estimated proven and probable recoverable tons.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If impairment indicators are present and the future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

Oil and Gas Property – The Company follows the full cost method of accounting for its oil and gas property, which is located in Cumberland County, Kentucky. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves are capitalized. All capitalized costs, including the estimated future costs to develop proved reserves are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects will not be amortized until proved reserves associated with the projects can be determined or until impairment occurs. Potential impairment of unproved properties and other oil and gas property and equipment are assessed periodically.

Revenue Recognition – Revenues include sales to customers of Company-produced coal and oil. The Company recognizes revenue when title or risk of loss passes to the common carrier or customer.

Asset Retirement Obligations –The Surface Mining Control and Reclamation Act of 1977 and similar state statutes require mine properties to be restored in accordance with specified standards. Accounting Standards Codification ("ASC") Topic 410-20, formerly Statement of Financial Accounting Standards No. 143 ("SFAS No. 143") requires recognition of an asset retirement obligation ("ARO") for eventual reclamation of disturbed acreage remaining after mining has been completed. The Company records its reclamation obligations on a permit-by-permit basis using requirements as determined by the Office of Surface Mining of the U.S. Department of the Interior ("OSM"). The liability is calculated based upon the reclamation activities remaining after coal removal ceases, assuming that reclamation activities have been contemporaneous within state and federal guidelines during mining. A liability is recorded for the estimated future cost that a third party would incur to perform the required reclamation and mine closure discounted at the Company's credit-adjusted risk-free rate. A corresponding increase in the asset carrying value of mineral rights is also recorded. The ARO asset is amortized on the units-of-production method over the proven and probable reserves associated with that permit. These expenses are included in depreciation, depletion, amortization, and accretion in the operating expenses section of the statement of operations.

Long-Lived Assets – The Company accounts for its long-lived assets in accordance with ASC Topic 360-10, Formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." ASC Topic 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value or disposable value. As of November 30, 2009, the Company did not deem any of its long-term assets to be impaired.

Share-Based Compensation – The Company measures and records compensation expense for all share-based payment awards to consultants, employees and directors based on estimated fair values. Additionally, compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value.

Financial Instruments – Financial instruments consist of cash, accounts receivable, accounts payable, notes payable and advances payable. Recorded values of cash, receivables, and accounts payable and accrued liabilities approximate fair values due to the short maturities of such instruments. Recorded values for notes payable and related liabilities approximate fair values, since their stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates of coal, oil and gas reserves, asset retirement obligations, and impairment on unproved properties are inherently imprecise and may change materially in the near term.

Financial Condition and Results of Operations

From Inception (July 13, 2009) to the period ended November 30, 2009, we had total revenues of $530,017, which consisted of $522,959 from coal sales and $7,058 from oil sales. Operating expenses included cost of coal sales of $461,541, cost of oil sales of $34,925, depreciation and depletion expense of $5,785, officers' compensation of $227,842 (of which $200,000 was stock-based), and other general and administrative expenses of $134,042. We incurred interest expense of $22,571, and experienced a net loss for the period of $356,689.

Liquidity and Capital Resources

From Inception (July 13, 2009) to the period ended November 30, 2009, net cash used in operating activities totaled ($119,072). Net cash used in investing activities totaled ($846,422), which included ($427,760) paid to acquire mineral properties, ($400,000) as a deposit on our proposed acquisition of Evans Coal Company, and ($18,622) to purchase equipment used in our operations. Financing activities provided a total of $1,308,480, which included $1,350,000 advances received relating to our proposed merger, less ($1,814) principal payments on a capital lease obligation, ($4,706) in principal payments on notes payable, and offering costs of ($35,000). The resulting change in cash for the period was an increase of $342,986. Cash at the beginning of the period totaled $0 resulting in $342,986 cash at the end of the period ending November 30, 2009.

We entered into an agreement to merge with Americas Energy Company ("AECo"), formerly known as Trend Technology Corp, a Nevada Corporation. Under the terms of the merger, all of the Company's 33,000,000 common shares issued and outstanding will be exchanged for AECo common shares on a 1 for 1 basis. The advances made from AECo to the Company will be eliminated through the recapitalization of the two companies through the merger. In the event the merger was not consummated, the advances would be converted in a 5% interest bearing Promissory Note payable within one year from January 21, 2010. As of November 30, 2009, advances from AECo totaled $1,350,000. This merger was completed on January 21, 2010.

Our near term cash requirements are anticipated to be offset through the receipt of funds from our merger with AECo, private placement offerings and loans obtained through private sources. Since inception, we have predominantly financed cash flow requirements through the $1,350,000 advances relating to our merger with AECo.

Critical components of our operating plan impacting our continued existence are the net revenue to be generated from the production and sale of coal and oil and the ability to obtain additional capital through additional equity and/or debt financing. Over the next twelve months we believe that our existing capital, funds from the merger with AECo, and funds from the production and sale of coal and oil will be sufficient to sustain operations and planned development of those intended operations.

Plan of Operation

We were a junior mineral exploration company. During the period March, 2003 to September, 2003, we scouted locations in British Columbia for the potential staking of claims. We staked and held the Copper Prince property in South Central British Columbia which consisted of one four post claim and 19 two post claims comprising a total of 35 claim units covering approximately 2,162 acres. We completed a comprehensive technical report on our Copper Prince property. We completed phase one and two work programs on the Copper Prince property. Our exploration results were not significant enough to warrant a phase three program on this property and we let our Copper Prince property lapse.

In September, 2005, we acquired our Dalvenie Property in North Central British Columbia near Dease Lake. The Dalvenie Property comprised 72 claim units covering approximately 4,446 acres. The Dalvenie Property was staked on behalf of the Company by the Company's Vice President of Exploration, Mr. Gerry Diakow. We completed a phase one work program on the Dalvenie Property in 2006. We did not plan a phase two program on this property and let our Dalvenie Property claims lapse.

The Company entered into a Definitive Merger Agreement – signed August 26, 2009 and dated as of August 21, 2009 (the "Agreement"), among Trend Technology Corp., a Nevada Corporation ("TRET"), and Americas Energy Company

("AEC"), a Nevada Corporation. On January 21, 2010, the parties amended the Definitive Merger Agreement and closed completing the Merger.

On October 14, 2009, we changed our name from Trend Technology Corporation to Americas Energy Company-AECo in anticipation of the acquisition of Americas Energy Company, a Nevada corporation; due to that name change our symbol for quotation on the OTC.BB was changed from "TRET" to "AECO".

Americas Energy Company, a Nevada Corporation "AECO (Private) was formed on July 13, 2009 as a Nevada corporation. AECO (Private) is a consolidator of high quality energy properties, operating out of main offices in Knoxville, TN. They currently operate projects in both Kentucky and Tennessee.

On January 21, 2010, the parties completed the merger transaction and directed management to file all required documentation with the Secretary of State to complete the Merger as of that date. All parties have undertaken to make all required share exchanges and issuances effective as of that date. All operations of Americas Energy Company, a Nevada Corporation "AECO (Private)" have become the operations of Americas Energy Company-AECo, a Nevada corporation "AENY (PubCo)" as of that date with "AECO (Private)" being the disappearing corporation pursuant to the Merger Agreement.

As of that date the Americas Energy Company-AECo(Nevada) ceased to be a Shell company(as defined in Rule 12b-2 of the Exchange Act).

We will continue our acquired business of mining high-grade specialty coal from our leased property rights located in Bell County, Kentucky. We are in the process of developing other leased mining property located in Bledsoe County, Tennessee. In addition, we have rights to oil properties located in Cumberland County, Kentucky that are currently in development.

On November 5, 2009 the Company entered into a letter of intent to acquire Evans Coal Company and made a good faith deposit of $400,000. Under the terms of the proposed purchase agreement, in addition to the $400,000 down payment, an installment of $2,600,000 was due. This payment has been held pending title review of all the associated leases which is expected to be completed at the end of January 2010. The second installment of $4,000,000 is due in January 2010. As of January 25, 2010, this second installment had not been paid pending title review. The balance of $25,000,000 is to be paid at $5 per ton until paid in full. An officer and director of the Americas Energy Company (Private) is an owner in Evans Coal Company.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or financing activities with special purpose entities.

Properties

Americas Energy Company-AECo owns no properties and leases mineral rights to various properties related to its mining and extraction operations.

The Company leases the premises where the Principal office is located. This office space is subject to a one year lease, at $2,000 per month, which will expire on July 31, 2010.

Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership Table

The following table sets forth, as of January 22, 2010; the beneficial ownership of Americas Energy Company-AECo common stock by each person known to the company to beneficially own more than five percent (5%) of the company's common stock, including options, outstanding as of such date and by the officers and directors of the company as a group. Except as otherwise indicated, all shares are owned directly:

Common Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Acquirable	Percentage [1] of Class
Chris Headrick (2) President and Director	7,880,556	0	14.7
John Gargis (2)	7,880,556	0	14.7
Ron Scott. (2)	7,880,556	0	14.7
George Frankenberg (2)	4,066,666	0	7.6
Gerald R. Tuskey (3) Former Director	6,000,000	0	11.2
Officers and Directors as a Group	7,880,556	0	14.7
Total	33,708,334	0	63.0

Notes:

[1] Each beneficial owner's percentage ownership assumes the exercise or conversion of all options, warrants and other convertible securities held by such person and that are exercisable or convertible within 60 days after January 22, 2010.

[2] These Holders are former holders in Americas Energy Company (Private) and their positions resulted from the share exchange resulting from the merger closed on January 21, 2010. Each of the holders was an executive officer or board member Americas Energy Company (Private) and may be appointed or elected to similar positions with the Company in the near future. No agreements are currently in place with any of these holders. The Business address for these holders is 249 N. Peters Rd., Suite 300, Knoxville, Tennessee 37923.

[3] The Business address for Gerald R. Tuskey is 2522 Mathers Avenue, West Vancouver, B.C., V7V 2J1

Total shares outstanding as of January 22, 2010 were 53,524,595 held by approximately 45 shareholders of record and an undetermined number of holders in street name.

All ownership is beneficial and of record except as specifically indicated otherwise. Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Equity Compensation Plan Information

We currently have no Equity Compensation plans in place.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

No options, warrants or other convertible securities have been issued to any officer, directors, or others at this time.

Directors, Executive Officers

The directors and officers are as follows:

NAME   POSITION(S)   TENURE

Christopher L. Headrick   President and Director   January 22, 2010 to present

Office Street Address:	249 N. Peters Rd., Suite 300	
	Knoxville, Tennessee 37923	
Telephone:	865-238-0668	

Christopher L. Headrick, President and Director; Age: 46

Experience
2005 – April 2008, **General Contractor**
Budget, Design & Build, Inc. – Knoxville, TN – General Contractor, responsible for development of multiple projects including residential, light commercial and multifamily. Hands on project manager, involved from feasibility to certificate of occupancy. Licensed General Contractor in Tennessee, South Carolina, and North Carolina. Holds a Real Estate Brokers License in Tennessee, South Carolina and North Carolina.

2000 – 2005, **Vice President of Development**
Happy Homes, Inc. - Knoxville, TN - Responsibilities included the location, acquisition and complete budgetary responsibility for the development of 9 residential subdivisions and 11 commercial /industrial subdivisions. Construction of 9 custom homes ranging in price from $320k to $1.2mm, 29 single family homes ranging in price from $164k to $229k and a 54 unit planned unit development that averaged $139k per unit. In the last two years our commercial/industrial division handled the construction of three new car dealerships and a nuclear laundry facility.
1998 - 2000, **Senior Manager Strategic Partnering**
ACUSA, Inc. - Oak Ridge, TN - Oversight and development of international partnerships. Position required intensive travel and complete departmental responsibility for business development through strategic partnering.
1994 - 1998, **Senior Manager- Development**
The Auction Company, Knoxville, TN - Real estate development for auction. Oversight and development of the first nationally broadcast real estate auction as well as the first live web based auction of real estate. Company was acquired by ACUSA. Oversight included the location, acquisition and complete budgetary responsibility for the development of 17 residential subdivisions and 11 commercial/industrial subdivisions.
1989 - 1994, **Real Estate Broker & Auctioneer**
Powell Auction & Realty, Knoxville, TN - Obtained real estate brokers and auctioneers license while assisting in the development of raw real estate for auction as a residential or commercial subdivision. Oversight included the location, acquisition and complete budgetary responsibility for the development of residential subdivisions.
1987 - 1989, **Project Manager - New Site Development**
General Mills - Specialty Foods Group - Oversight and local budgetary responsibility for 23 new locations across the United States.
1985 - 1987, **Project Manager - New Site Development**
Morco, (Ruby Tuesday) - Oversight and local budgetary responsibility for 11 new locations across the Southern United States.
1984 - 1985, **Assistant Project Manager - New Site Development**
Pepsico, Specialty Foods Group (Pizza Hut) - Oversight of 7 new locations in the southeast.

Education
1980-1984 - **University of Tennessee-** Political Science Major w/ Minor in History

Executive Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Chris L. Headrick President (January 22, 2010)	2009	0	0	0	0	0	0	0	0
Leonard MacMillan [1] Former President	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0

Director Compensation

Name	Year	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Chris L. Headrick (January 22, 2010)	2009	0	0	0	0	0	0	0
Leonard MacMillan [1] (Former Director)	2009	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0

Notes:

[1] Effective January 22, 2010, Americas Energy Company-AECo accepted the resignation of Leonard MacMillan. as President and sole Director.

As of September 30, 2009, Americas Energy Company-AECo had no group life, health, hospitalization, medical reimbursement or relocation plans in effect.

We had no pension plans or plans or agreements which provide compensation on the event of termination of employment or change in control of us and have therefore eliminated a column specified by Item 402 (c)(2) titled "Change in Pension Value and Nonqualified Deferred Compensation Earnings (h)" in the above Summary Compensation Table

No family relationships exist among any directors, executive officers, or persons nominated or chosen to become directors or executive officers.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Compensation of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered as a director in the year ended March 31, 2009.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Employment Agreements

No employment agreements are currently in place. Agreements that were in place for executives from Americas Energy Company (Private) were set aside by all of the respective executives prior to the close of the merger. The terms and scope of employment for executives continuing service post merger are being reviewed and new agreement are expected to be put in place soon.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Board Meetings and Committees

Our board of directors is currently comprised of one individual. Decisions of the Board of Directors were generally taken by written resolutions.

Shareholder Communications

Investors and shareholders are able to send correspondence to the Registrant by mail.

Certain Relationships and Related Transactions, and Director Independence

As the result of the Merger and the change in the business and operations, a discussion of the past transactions of Americas Energy Company-AECo (PubCo) is not pertinent and the transactions of Americas Energy Company (Private), the accounting acquirer, are considered the financial results of the Company on a going-forward basis. Americas Energy Company (Private)'s inception was July 13, 2009.

<u>Common Stock</u>

In connection with the Merger, we issued 33,000,000 shares of our common stock to the former shareholders of Americas Energy Company (Private) consisting of twelve holders consisting of 11 individuals and one entity.

<u>Material Agreements</u>

Bledsoe Property – The Company acquired the mineral rights from RJCC Group 1, Inc. ("RJC1"). RJCC1 is owned by John Gargis, an officer and shareholder of Americas Energy Company (Private).

Upland Church Property – The Company acquired the mineral rights to property located in Bell County Kentucky from the Evans Coal Company ("Evans"). A shareholder of the Company, who is also employed by Americas Energy Company (Private), owns an interest in Evans.

Reliford Property – The Company acquired the oil and gas rights to property located in Cumberland County, Kentucky from D&D Energy ("D&D"). Mr. Jimmy Dunn Jr., an officer and shareholder of Americas Energy Company (Private), has an ownership interest in D&D.

<u>Director Independence</u>

Our director is not "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002. Although our stock is not listed for trading on the Nasdaq Stock Market at this time, we are required to determine the independence of our directors by reference to the rules of a national securities exchange or of a national securities association (such as the Nasdaq Stock Market). In accordance with these requirements, we have determined that Mr. Headrick is not an "independent director," as determined in accordance with Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market, Inc.

Legal Proceedings

No legal proceedings were initiated or served upon the Company in the fiscal year ending March 31, 2009 or in the subsequent six month period ended September 30, 2009.

From time to time the Company may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims, other than those disclosed above, are pending against or involve the Company that, in the opinion of management, could reasonably be expected to have a material adverse effect on its business and financial condition.

Market of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Americas Energy Company-AECo's (formerly, Trend Technology, Inc..) common stock is quoted on the OTC Bulletin Board (OTC/BB) under the symbol "AENY.OB". The common stock of Americas Energy Company-AECo was originally quoted on the OTC/BB under the symbol "TRET.OB" beginning June 23, 2006. The quotations provided are for the over the counter market which reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions. The bid prices below have been obtained from sources believed to be reliable:

Period Ending	High	Low
December 30, 2009	3.37	3.15
September 30, 2009	1.38	1.26
June 30, 2009	0.25	0.25
March 31, 2009	0.15(Bid)	2000(Ask)
December 31, 2008	0.15(Bid)	2000(Ask)
September 30, 2008	0.15(Bid)	2000(Ask)
June 30, 2008	0.15(Bid)	2000(Ask)
March 31, 2008	0.25	0.25
December 31, 2007	1.01	1.25

Common stock

Americas Energy Company-AECo had 53,524,595 common stock shares issued and outstanding as of January 22, 2010.

Holders

Americas Energy Company-AECo' shares of outstanding common stock are held by approximately 45 shareholders of record. Our outstanding common stock is also held by an undetermined number of holders in street name.

Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares.

Dividend Policy

Americas Energy Company-AECo has never paid a cash dividend on its common stock. The Company does not anticipate paying any cash dividends on its common stock in the next 12 month period. The payment of any dividends is at the discretion of the Board of Directors.

Recent Sales of Unregistered Securities

Securities Issued in Connection with the Merger

In connection with the Merger, we issued 33,000,000 shares of our common stock to the former shareholders of Americas Energy Company (Private) consisting of twelve holders consisting of 11 individuals and one entity.

The shares were issued as exempted transactions under Section 4(2) and/or Regulation S of the Securities Act of 1933. They are subject to Rule 144 of the Securities Act of 1933. The recipient(s) of our securities took them for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our securities; and the securities are restricted pursuant to Rule 144.

Description of the Registrant's Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share.

<u>Common Stock</u>

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.

Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation which is not the case with our articles of incorporation. Excepted from that immunity in our articles of incorporation are:

    (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

    (b) the payment of dividends in violation of NRS78.300

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of State Law or our Articles of Incorporation or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements between the Company and its independent accountants on any matter of accounting principles or practices or financial statement disclosure.

Financial Statements and Exhibits

Reference is made to the disclosure set forth under Item 9.01 of this Current Report on Form 8-K, which disclosure is incorporated herein by reference.

Section 5 – Corporate Governance and Management
Item 5.01. Changes in Control of Registrant.

Reference is made to the disclosure set forth under Item 2.01 of this Current Report on Form 8-K, which disclosure is incorporated herein by reference.

Item 5.06. Change in Shell Company Status.

Reference is made to the disclosure set forth under Item 2.01 of this Current Report on Form 8-K, which disclosure is incorporated herein by reference. As a result of the Merger described under Item 2.01 of this Current Report on Form 8-K, the registrant believes that it is no longer a "shell company" as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

Section 9 – Financial Statements and Exhibits
Item 9.01   Financial Statements and Exhibits

Americas Energy Company- AECo includes by reference the following exhibits:

3.1   Articles of Incorporation [1]
3.2   Bylaws [1]
           [1] Filed with the Registrant's Registration Statement on Form 10SB, October 07, 2004

Americas Energy Company- AECo includes herewith the following exhibits:

3.3   Amended Articles of Incorporation – Name Change to Americas Energy Company- AECo,

           filed October 14, 2009

10.1   Agreement and Plan of Merger, as amended January 21, 2009 – between Americas Energy Company-AECo (PubCo) and Americas Energy Company-AECo (Private).

10.2   Agreement- Assignment of Leases and Permits, between Americas Energy Company and Evans Coal Corporation, dated July 17, 2009,

10.3   Agreement - Assignment of Mineral Lease, between Americas Energy Company and RJCC Group 1, dated July 27, 2009,

10.4   Agreement – Letter of Intent, between Americas Energy Company and D and D Energy, Inc., dated July 7, 2009.

10.5   Agreement – Letter of Intent, between Americas Energy Company and Evans Coal Corporation, dated November 5, 2009.

Americas Energy Company- AECo includes herein the following financial statements:

AMERICAS ENERGY COMPANY, a Nevada Corporation	Page
Report of Independent Registered Public Accounting Firm	24
Financial Statements	
Balance Sheet as of November 30, 2009	25
Statement of Operations for the period of inception (July 13, 2009) to November 30, 2009	26
Statement of Stockholders' Deficit for the period of inception (July 13, 2009) to November 30, 2009	27
Statement of Cash Flows for the period of inception (July 13, 2009) to November 30, 2009	28
Notes to Financial Statements	30 - 43

Americas Energy Company- AECo includes herein the following Pro Forma financial statements:

AMERICAS ENERGY COMPANY (formerly Trend Technology, Inc.) Page

Unaudited Pro Forma Condensed Financial Statements

AMERICAS ENERGY COMPANY, a Nevada Corporation

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Americas Energy Company, Inc.
Knoxville, Tennessee

We have audited the accompanying balance sheet of Americas Energy Company, Inc. (the "Company") as of November 30, 2009, and the related statements of operations, changes in shareholders' deficit and cash flows for the period from Inception (July 13, 2009) through November 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2009, and the results of its operations and its cash flows for the period from its inception (July 13, 2009) through November 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ **Jonathon P. Reuben CPA,**

Jonathon P. Reuben, CPA, An Accountancy Corporation
Torrance, California
January 25, 2010

AMERICAS ENERGY COMPANY, INC.
BALANCE SHEET
NOVEMBER 30, 2009

ASSETS
  Current assets
    Cash $ 342,986
    Accounts receivable 270,194
    Prepaid expenses 55,908
      Total current assets 669,088

  Mineral properties, net 1,717,248
  Property and equipment, net 37,988

  Other assets
    Deposit to related party on acquisition of mineral properties 400,000
    Deferred offering costs 35,000

TOTAL ASSETS $ 2,859,324

LIABILITIES AND STOCKHOLDERS' DEFICIT
  Current liabilities
    Coal production payable $ 212,927
    Royalties payable 41,837
    Other payables and accrued expenses 56,937
    Current installments of obligation under capital lease 6,952
    Notes payable - related parties 440,722
    Note payable - other 19,359
      Total current liabilities 778,734

  Asset retirement obligations 11,100
  Obligation under capital lease, less current installments 12,932
  Notes payable - long-term, related parties 863,247
  Advances payable - proposed merger 1,350,000

    Total liabilities 3,016,013

  Commitments and contingencies -

  Stockholder's deficit
    Common stock; $0.001 par value; 75,000,000 shares authorized;
      33,000,000 shares issued and outstanding 33,000
    Additional paid-in capital 167,000
    Accumulated deficit (356,689)
      Total stockholders' deficit (156,689)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT $ 2,859,324

AMERICAS ENERGY COMPANY, INC.
STATEMENT OF OPERATIONS
FROM INCEPTION (JULY 13, 2009) THROUGH NOVEMBER 30, 2009

REVENUES		
Coal sales	$	522,959
Oil sales		7,058
Total revenues		530,017
OPERATING EXPENSES		
Cost of coal sales (exclusive of depreciation, depletion and accretion)		461,541
Cost of oil sales (exclusive of depreciation and depletion)		34,925
Depreciation, depletion and accretion		5,785
Officers' compensation, including stock based compensation of $200,000		227,842
General and administrative expenses		134,042
Total operating expenses		864,135
Loss from operations		(334,118)
OTHER EXPENSES		
Interest expense		(22,571)
LOSS BEFORE INCOME TAXES		(356,689)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(356,689)
PER SHARE DATA		
Basic and diluted loss per common share	$	(0.01)
Weighted average common shares outstanding		33,000,000

AMERICAS ENERGY COMPANY, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FROM INCEPTION (JULY 13, 2009) THROUGH NOVEMBER 30, 2009

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount			
BALANCE - July 13, 2009 (Inception)	-	$ -	$ -	$ -	$ -
Shares issued for services	33,000,000	33,000	167,000	-	200,000
Net loss	-	-	-	(356,689)	(356,689)
BALANCE - November 30, 2009	33,000,000	$ 33,000	$ 167,000	$ (356,689)	$ (156,689)

AMERICAS ENERGY COMPANY, INC.
STATEMENT OF CASH FLOWS
FROM INCEPTION (JULY 13, 2009) THROUGH NOVEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(356,689)
Adjustment to reconcile net loss to net cash		
used in operating activities:		
Stock based compensation		200,000
Depletion and accretion		3,414
Depreciation		2,371
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(270,194)
(Increase) in prepaid expenses and other current assets		(31,844)
Increase in coal production payable		212,927
Increase in royalties payable		41,837
Increase in other payables and accrued expenses		56,939
Increase in accrued interest added to principal		22,167
Net cash used in operating activities		(119,072)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of mineral properties		(427,760)
Deposit on mineral property acquisition		(400,000)
Purchase of equipment		(18,662)
Net cash used in investing activities		(846,422)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances relating to proposed merger		1,350,000
Payment of obligation under capital lease		(1,814)
Payment on note payable		(4,706)
Offering costs		(35,000)
Net cash provided by financing activities		1,308,480
NET INCREASE IN CASH AND CASH EQUIVALENTS		342,986
CASH AND CASH EQUIVALENTS - Beginning of period		-
CASH AND CASH EQUIVALENTS - End of period	$	342,986

AMERICAS ENERGY COMPANY, INC.
STATEMENT OF CASH FLOWS
FROM INCEPTION (JULY 13, 2009) THROUGH NOVEMBER 30, 2009

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid	$ 404
Income taxes paid	$ -

Noncash investing and financing activities:

In July 2009, the Company issued 33,000,000 shares of its common stock to its founding shareholders. The shares were valued at their estimated market value of $200,000, which was charged to operations as compensation.

In July 2009, the Company entered into an agreement to acquire mineral rights for the mining of coal from its Executive Vice President for payments totaling $1,250,000 of which the Company has paid $25,000. The remaining balance of $1,225,000 is payable in 49 monthly installments of $25,000 commencing in January 2010. As the terms of the purchase did not provide for interest on the installments, the Company imputed interest using an effective annual interest rate of 6% and discounted the remaining balance due to $1,061,801.

In July 2009, the Company entered into an agreement to acquire an oil lease from an officer, who is also a director, for payments totaling $370,000 of which the Company has paid a total of $150,000. The remaining balance of $220,000 is payable upon the completion of the Company's due diligence.

In September 2009, the Company financed the insurance premiums on its commercial liability policy in the amount of $24,064.

In October 2009, the Company entered into an agreement to lease a truck from an unrelated third party that was accounted for as a capital lease with a fair value of $21,698.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Americas Energy Company, Inc. (the "Company") was organized in Nevada on July 13, 2009 and is engaged in the business of mining high grade steam coal from its leased property located in Bell County, Kentucky. The Company is in the process of developing its leased mining property located in Bledsoe County, Tennessee. In addition, the Company has oil properties located in Cumberland County, Kentucky that are currently in development.

Basis of Presentation – These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements on a going concern basis, which assumes the realization of assets and the discharge of liabilities in the normal course of operations for the foreseeable future.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates of coal, oil and gas reserves, asset retirement obligations, and impairment on unproved properties are inherently imprecise and may change materially in the near term.

Coal Properties – Costs incurred to purchase, lease or otherwise acquire mineral properties are capitalized when incurred. Mine development costs are recorded at cost as incurred. The Company's coal reserves are controlled either through direct ownership or through leasing arrangements which generally last until the recoverable reserves are depleted. Depletion of reserves and amortization of mine development costs is computed using the units-of-production method over the estimated proven and probable recoverable tons.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If impairment indicators are present and the future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

Oil and Gas Property – The Company follows the full cost method of accounting for its oil and gas property, which is located in Cumberland County, Kentucky. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves are capitalized. All capitalized costs, including the estimated future costs to develop proved reserves are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects will not be amortized until proved reserves associated with the projects can be determined or until impairment occurs. Potential impairment of unproved properties and other oil and gas property and equipment are assessed periodically. If the assessment indicates that the properties are impaired, the amount of the impairment will be added to the capitalized costs to be amortized.

Revenue Recognition – Revenues include sales to customers of Company-produced coal and oil. The Company recognizes revenue when title or risk of loss passes to the common carrier or customer.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments and other short-term investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at one financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000.

Accounts Receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company evaluates the need for an allowance for doubtful accounts based on review of historical write-off experience and industry data. As of November 30, 2009 there was no allowance for doubtful accounts, since all of the Company's receivables were subsequently collected.

Prepaid Royalties – Mineral rights are often acquired in exchange for advance royalty payments. Royalty payments representing prepayments recoupable against future production are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is offset against earned royalties and included in the cost of coal sold. Amounts determined to be non-recoupable are charged to expense. As of November 30, 2009, the Company had prepaid royalties of $27,000.

Asset Retirement Obligations –The Surface Mining Control and Reclamation Act of 1977 and similar state statutes require mine properties to be restored in accordance with specified standards. Accounting Standards Codification ("ASC") Topic 410-20, formerly Statement of Financial Accounting Standards No. 143 ("SFAS No. 143") requires recognition of an asset retirement obligation ("ARO") for eventual reclamation of disturbed acreage remaining after mining has been completed. The Company records its reclamation obligations on a permit-by-permit basis using requirements as determined by the Office of Surface Mining of the U.S. Department of the Interior ("OSM"). The liability is calculated based upon the reclamation activities remaining after coal removal ceases, assuming that reclamation activities have been contemporaneous within state and federal guidelines during mining. A liability is recorded for the estimated future cost that a third party would incur to perform the required reclamation and mine closure discounted at the Company's credit-adjusted risk-free rate. A corresponding increase in the asset carrying value of mineral rights is also recorded. The ARO asset is amortized on the units-of-production method over the proven and probable reserves associated with that permit. These expenses are included in depreciation, depletion, amortization, and accretion in the operating expenses section of the statement of operations.

As of November 30, 2009, the Company recognized an ARO of $11,100, which has been added to the carrying value of the underlying mineral properties. Amortization expense recognized and charged to operation during the period from inception (July 13, 2009) through November 30, 2009 totaled $259.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method and with useful lives used in computing depreciation ranging from 3 to 5 years. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Expenditures for maintenance and repairs are charged to operations as incurred; additions, renewals and betterments are capitalized.

Financial Instruments – Financial instruments consist of cash, accounts receivable, accounts payable, notes payable and advances payable. Recorded values of cash, receivables, accounts payable and accrued liabilities approximate fair values due to the short maturities of such instruments. Recorded values for notes payable and related liabilities approximate fair values, since their stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

Share-Based Compensation – The Company measures and records compensation expense for all share-based payment awards to consultants, employees and directors based on estimated fair values. Additionally, compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value.

Income Taxes – Income taxes are accounted for under the asset and liability method in accordance with ASC Topic 740-10, formerly SFAS 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When it is considered to be more likely than not that a deferred tax asset will not be realized, a valuation allowance is provided for the excess.

Long-Lived Assets – The Company accounts for its long-lived assets in accordance with ASC Topic 360-10, Formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." ASC Topic 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value or disposable value. As of November 30, 2009, the Company did not deem any of its long-term assets to be impaired.

Loss Per Share – The Company reports earnings (loss) per share in accordance with ASC Topic 260-10, formerly SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no potential common share issuances as of November 30, 2009.

NOTE 2 – RECENT ACCOUNTING PRONOUNCMENTS

The Company adopted ASC Topic 825-10, formerly SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, effective in this period ending November 30, 2009. SFAS No. 159 provides an option to elect fair value as an alternative measurement basis for selected financial assets and financial liabilities. As a result of adopting SFAS No. 159, the Company did not elect fair value accounting for any other assets and liabilities not previously carried at fair value.

In May 2009, the FASB issued ASC Topic 855-10, formerly SFAS No. 165, *Subsequent Events*, which requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of its financial statements. The statement established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of SFAS No. 165 did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets* ("SFAS 166"). Statement 166 is a revision to FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets.

SFAS 166 will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company does not anticipate the adoption of SFAS 166 will have an impact on its consolidated results of operations or financial position.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* ("SFAS 167"). Statement 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities,* and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. SFAS 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. SFAS 167 will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company is currently evaluating the impact, if any, of adoption of SFAS 167 on its financial statements.

In June 2009, the FASB issued ASC Topic 105-10, formerly Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168"). SFAS 168 is the single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP"), superseding existing FASB, American Institute of Certified Public Accounts ("AICPA"), Emerging Issues Task Force ("EITF"), and related accounting literature. SFAS 168 reorganized the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. SFAS 168 is effective for financial statements issued for reporting periods that end after September 15, 2009. The Company adopted the Codification during the current period ending November 30, 2009. There was no impact upon adoption.

In April 2009, the FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-4, *(ASC Topic 820-10) Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 157 *Fair Value Measurements*. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The company adopted this FSP for current period ending November 30, 2009. There was no impact upon adoption.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *(ASC Topic 320-10) Recognition and Presentation of Other-Than-Temporary Impairments*. The guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The company adopted this FSP for its current period ending November 30, 2009. There was no impact upon adoption.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) 28-1, *Interim Disclosures about Fair Value of Financial Instruments (ASC 825-10)*. The FSP amends SFAS No. 107 *Disclosures about Fair Value of Financial Instruments* to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The company included the required disclosures in its current period ending November 30, 2009.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000. Uninsured cash balances totaled approximately $112,000 at November 30, 2009.

Significantly all of the Company's revenues during the period were derived from a single customer.

All of the Company's coal mining during the period was subcontracted to a single operator.

NOTE 4 – ACQUISITION OF MINERAL RIGHTS

Bledsoe Property – The Company acquired the mineral rights to approximately 1,700 acres in Bledsoe County Tennessee from RJCC Group 1, Inc ("RJCC1"). RJCC1 is owned by John Gargis, an officer and shareholder of the Company. The rights acquired include approximately 4.571 million tons of proven and 4 million tons of probable surface reserves. The purchase price for the rights was $1,250,000, including a down payment of $25,000 with the remaining balance to be paid in 49 payments of $25,000. RJCC1 is also to receive a 10% royalty on all coal mined from the property. As the terms of the acquisition did not provide for interest in the installments, the Company imputed interest using an effective annual interest rate of 6% and discounted the carrying value of the assets purchased to $1,086,801. The Bledsoe property is currently in the exploration stage.

Upland Church Property – The Company acquired the mineral rights to approximately 12,000 acres of property located in Bell County Kentucky, with a 395 acre permit for the extraction of 9.8 million proven tones of high grade stream coal from Evans Coal Corp., Inc., a related party. The terms of the transactions include payments totaling $100,000. The Company is obligated to pay royalties of 6% to the landowner and 2% to Evans. As of November 30, 2009, royalties payable totaled $41,837. The Upland Church property is currently being actively mined.

Reliford Property – The Company acquired the oil and gas rights to approximately 1,700 acres of property located in Cumberland County, Kentucky. The Company paid $370,000 for the property rights from D&D Energy, Inc., a related party of which $150,000 was paid by November 30, 2009. The Reliford property is in the exploration stage, although a small number of barrels were produced and sold in November 2009 totaling $7,058 in revenue.

A schedule of the Company's carrying values at November 30, 2009 of its mineral properties is as follows:

Bledsoe	$	1,171,985
Upland Church		142,697
Reliford		402,566
	$	1,717,248

The carrying value of the Upland Church property includes capitalized asset retirement costs of $11,100, net total accumulated depletion of $3,414.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at November 30, 2009 consisted of the following:

Truck	$	8,556
Truck held under capital lease (Note 8)		21,698
Office equipment		10,105
		40,359
Less accumulated depreciation		(2,371)
	$	37,988

Depreciation is provided over the estimated useful lives of the assets by the straight-line method over lives ranging from three to five years. Depreciation expense for the period from July 13, 2009 to November 30, 2009 totaled $2,371.

NOTE 6 – DEPOSIT

On November 5, 2009 the Company entered into a letter of intent to acquire Evans Coal Company and made a good faith deposit of $400,000. Under the terms of the proposed purchase agreement, in addition to the $400,000 down payment, an installment of $2,600,000 was due. This payment has been held pending title review of all the associated leases which is expected to be completed at the end of January 2010. The second installment of $4,000,000 is due in January 2010. As of January 25, 2010, this second installment had not been paid pending title review. The balance of $25,000,000 is to be paid at $5 per ton until paid in full. The Purchase was not consummated as of November 30, 2009. An officer and director of the Company is an owner in Evans Coal Company.

NOTE 7 – ADVANCES PAYABLE

The Company entered into an agreement to merge with Americas Energy Company ("AECo"), formerly knows as Trend Technology Corp, a Nevada Corporation. Under the terms of the merger, all of the Company's 33,000,000 common shares issued and outstanding will be exchanged for AECo common shares on a 1 for 1 basis The advances made from AECo to the Company will be eliminated through the recapitalization of the two companies through the merger. If the merger is not consummated, the advances will then be converted in a 5% interest bearing Promissory Note payable within one year from January 21, 2010. As of November 30, 2010, advances from AECo totaled $1,350,000.

NOTE 8 - LONG-TERM DEBT

Notes Payable – Related Parties

Bledsoe Acquisition – Under the terms of the purchase of the rights to the Bledsoe property, the Company paid $25,000 and is required to pay 49 monthly installments of $25,000, with the first installment due in January 2010. As the terms of the acquisition did not provide for interest on the installments, the Company imputed interest using an effective annual interest rate of 6% and discounted the balance due to $1,061,801. Imputed interest charged to operations for the period ended November 30, 2009 totaled $22,167. The undiscounted balance of the obligation at November 30, 2009 amounted to $1,083,968.

Reilford Acquisition – Under the terms of the purchase of the rights to the Reliford property, the Company agreed to pay $370,000 of which $150,000 was paid by November 30, 2009. The remaining balance is due upon completion of the Company's due diligence on the property. As of January 25, 2010, the remaining $220,000 had been fully paid. These rights were acquired from an Officer and Director of the Company.

Following are maturities of related party long-term debt for each of the next five years ending November 30:

2010	$ 440,722
2011	255,146
2012	270,883
2013	287,590
2014	49,628
	$ 1,303,969

Note Payable - Other

The Company is financing the premiums on its commercial insurance policy. The total amount financed amounted to $24,064 and is assessed interest at an annual rate of 6.75% payable in ten monthly installments of approximately $2,482. The balance on this obligation as of November 30, 2009 totaled $19,359. Interest charged to operations during the period ended November 30, 2009 amounted to $258.

NOTE 9 – OBLIGATION UNDER CAPITAL LEASE

The Company is leasing a Ford F150 truck under a capital lease. The asset and related obligation have been recorded at the present value of the minimum lease payments. The capitalized cost of the truck is $21,698, and it is being depreciated over its estimated useful life of 3 years. The lease is payable in payments of $1,960 per quarter. The imputed interest rate on the capital lease is 6%. Title to the truck transfers to the Company upon making cumulative lease payments of $23,000. The net book of the value of this leased truck as of November 30, 2009 amounted to $20,806, which is net of accumulated depreciation of $892.

Minimum future lease payments under the capital lease as of November 30, 2009 and for each year of the lease is as follows:

Year Ending November 30,

2010	$	7,839
2011		7,839
2012		5,362
Total minimum future lease payments		21,040
Less: amount representing interest		(1,156)
Present value of minimum		
Future lease payments	$	19,884

Interest charged to operations on this lease for the period ended November 30, 2009 amounted to $146. Depreciation expense on the leased truck included totaled $892 for the period ended November 30, 2009, and is included in depreciation and depletion in the accompanying statement of operations.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Minimum Lease Payments – The Company leases the premises where the office is located. This office space is subject to a one year lease, at $2,000 per month, which will expire on July 31, 2010. Future minimum lease payments are $16,000 for the next eight months. Rent expense pertaining to this lease totaled $8,000 for the period ended November 30, 2009.

Minimum Royalty Payments – The Company has future minimum royalty commitments under coal lease agreements at November 30, 2009 were as follows:

Year ending November 30:

2010	$	126,000
2011		126,000
2012		126,000
2013		126,000
2014		126,000
2015 and thereafter		588,000
		$1,218,000

Certain coal leases do not have set expiration dates but extend until completion of mining of all merchantable and minable coal reserves. We have assumed a period of ten years for this table.

Employment Agreements

In July 2009, the Company has entered into five-year employment agreement with five members of its management team. A recap of the significant provisions under these five agreements is as follows:

- **Board of Directors**
  Agreements for three members provide for permanent and irrevocable membership on the Company's board of directors

- **Compensation**
  Through December 31, 2009, Compensation for each of the five members is $6,000 a month. Effective January 1, 2010, three of the members shall each receive annual compensation of $120,000 and two of the members shall receive $96,000 a year.

  Upon receiving $5,000,000 in revenue, compensation shall increase to $120,000 per year for two members and $180,000 per year for three of the members.

  Upon receiving $10,000,000 in revenue, compensation shall increase to $240,000 per year for two members and $360,000 per year for three of the members.

- **Bonuses**
  Annual bonuses accrue to each of the five members based upon a change in Earnings before interest, taxes, and amortization, depreciation, and depletion (EBITA) based upon the following schedule:

Percentage EBITDA Increase:	Amount of Annual Bonus:
Less than 5.0 %	$ 0
5.00% but less than 7.50%	$225,000
7.50% but less than 10.00%	$250,000
10.00% but less than 12.50%	$300,000
12.50% but less than 15.00%	$350,000
15.00% but less than 20.00%	$400,000
20.00% but less than 21.00%	$460,000
21.00% but less than 22.00%	$530,000
22.00% but less than 23.00%	$610,000
23.00% but less than 24.00%	$700,000
24.00% or over	$800,000.00 plus ($100,000 Multiplied times the total of each full 1.0% EBITDA increase over 24.0%). Example: If the percentage EBITDA increase is 29.30%, then the Amount of Annual Bonus will be $1,300,000 ($800,000 plus ($100,000 times 5)).

- **Share Issuances**

  One member is entitled to receive 1,500,000 shares of the Company's common stock should the Company purchase the Reliford Drilling Company.

  One member is entitled to receive 750,000 shares of the Company's common stock if the leases on any of the Knox County, Jellico, or Blue Gem projects in Kentucky are assigned on behalf of the Company or an assignee.

- **Stock Option Grants**

  Options for the purchase of 500,000 shares of common stock will be granted to one member each time the oil and gas division revenues increase by $3,000,000. The exercise price on these options is $0.75 per share.

  Options for the purchase of 500,000 shares of common stock will be granted each to four members each time revenue increases by $10,000,000. The exercise price on these options is $0.25 per share.

  Should the Company have a change in ownership by virtue of a merger or acquisition and the net effect is a change in the respective member's title, responsibilities job location or pay structure of the position herein, that member would have the option to accept such change or elect to not accept such changes and resign from the Company. If he resigns, all stock options will be fully vested.

- **Royalties**

  Agreements for three members provide that if employment terminates for any reason, the Company will grant the terminated employee a 2% royalty interest (paid monthly) on all minerals, oil or natural gas produced by the Company or its successor's or assignees for the life of the Company's operations.

- **Vacation, Sick and Personal Time Off**

  On annual basis, each member is entitled to 30 paid vacation days, 7 paid sick days and 7 paid personal days. All unused time accrues and may be taken as stock options with an exercise price of $0.75 per share or in cash. Such vacation, sick and personal time off was valued at $16,646 at November 30, 2009 and is accrued in the accompanying balance sheet.

- **Life and Disability Insurance**

  Three members are each entitled to a $5,000,000 fully paid up life insurance policy, accident insurance and fully paid up 100% replacement disability insurance. These policies have been applied for but have not been issued as of January 25, 2010.

- **Death and Disability Payments**

  In all five employment agreements, in the event of the termination of respective members due to death or disability, the member of his legal representatives, as the case may be, shall be entitled to (a) in the case of death, unpaid Base Compensation earned through Executive's date of death and continued Base Compensation at a rate in effect at the time of death for a period of twenty-four (24) months following the month in which such termination of employment due to death occurs, or in the case of Disability, unpaid Base Compensation earned through date of termination plus the disability benefit available under Employer's normal procedures and policies for its most senior executives.

  In the case of death or disability, three of the members or their respective legal representatives would be granted, a 2% royalty (paid monthly) on all minerals, oil or natural gas produced by the company or its successor's or assigns for the life of the Company's operations.

- **Indemnification**

  All five members have been indemnified to the fullest extent permitted by Tennessee law against all costs, expenses, liabilities and losses (including, without limitation, attorneys' fees, judgments, fines, penalties, ERISA excise taxes, penalties and amounts paid in settlement).

- **Termination Pay**

  All five members are entitled to severance pay if termination occurs for cause, without cause, or in the event Member resigns for good reason. Severance pay includes base compensation for the greater of the remaining term of the respective agreement or 60 months.

  Upon termination, three members each are entitled to a 2% royalty (paid monthly) on all minerals, oil or natural gas produced by the company or its successor's or assignees for the life of the Company's operations.

Except for the vacation, sick and personal time off, no accruals have been made by the Company for any of the above indicated commitments and contingencies.

NOTE 11 – STOCKHOLDERS' EQUITY (DEFICIT)

In July 2009 the Company issued 33,000,000 shares of common stock to its founders. These shares were valued at $200,000, which was their estimated fair value on the date of issuance and was charged to operations as compensation expense.

NOTE 12 – FAIR VALUE MEASUREMENTS

The Company has adopted ASC Topic 820, *Fair Value Measurements.* ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in ASC Topic 840, *Accounting for Leases*. ASC Topic 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of November 30, 2009:

`	Level	Fair Value	Carrying Amount
ASSETS			
Cash	1	$ 342,986	$ 342,986
Accounts receivable	2	$ 270,194	$ 270,194
LIABILITIES			
Coal production payable	2	$ 212,927	$ 212,927
Royalties payable	2	$ 41,837	$ 41,837
Other payables and accrued expenses	2	$ 56,937	$ 56,937
Asset retirement obligations	2	$ 11,100	$ 11,100
Note payable - Bledsoe	2	$ 1,083,969	$ 1,083,969
Note payable - Upland Church	2	$ 220,000	$ 220,000
Obligation held under capital lease	2	$ 19,884	$ 19,884
Note payable – other	2	$ 19,359	$ 19,359
Advances payable - proposed merger	2	$ 1,350,000	$ 1,350,000

Recorded values of cash, receivables, accounts payable and accrued liabilities approximate fair values due to the short maturities of such instruments. Recorded values for notes payable and related liabilities approximate fair values, since their stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

NOTE 13 - RELATED PARTY TRANSACTIONS

Bledsoe Property – The Company acquired the mineral rights from RJCC Group 1, Inc. ("RJCC1"). RJCC1 is owned by John Gargis, an officer and shareholder of the Company.

Upland Church Property – The Company acquired the mineral rights to property located in Bell County Kentucky from the Evans Coal Company ("Evans"). A shareholder of the Company, who is also employed by the Company owns an interest in Evans.

Reliford Property – The Company acquired the oil and gas rights to property located in Cumberland County, Kentucky from D&D Energy ("D&D"). Mr. Jimmy Dunn Jr., an officer and shareholder, has an ownership interest in D&D.

NOTE 14 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of November 30, 2009 are as follows:

Deferred tax assets:	
Net operating loss	$ 54,000
Less valuation allowance	(54,000)
	$ -

At November 30, 2009, the Company had a federal net operating loss ("NOL") carryforward of approximately $157,000. If not utilized, the Federal NOL will expire in 2029.

Utilization of the net operating loss carryforward is subject to significant limitations imposed by the change in control under Internal Revenue Code Section 382, limiting its annual utilization to the value of the Company at the date of change in control multiplied by the federal discount rate.

NOTE 15 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through January 25, 2010, the date these financial statements were issued.

On January 20, 2010, Management agreed to set aside their respective employment agreement as discussed in Note 10 .

The Company paid the remaining balance of the $220,000 due on the Reliford acquisition in two installments, with the last installment of $100,000 paid January 11, 2010.

The Company's merger with AECo, as discussed in Note 7, was completed on January 21, 2010. For financial reporting purposes, the merger will be treated as a reverse acquisition whereby the Company's operations continue to be reported as if it had actually been the acquirer. Assets and liabilities continue to be reported at the Company's historical cost because before the reverse acquisition, AECo had nominal assets, liabilities and operations.

AMERICAS ENERGY COMPANY-AECO (formerly Trend Technology Corporation)   <u>Page</u>

Unaudited Pro Forma Condensed Financial Statements

INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements reflect adjustments to the historical financial statements of Americas Energy Company – AECo,. (formerly Trend Technology Corporation) ("AECo") to give effect to its merger with Americas Energy Corporation, Inc. ("AEC").

The merger between the two companies will be treated for financial reporting purposes as a reverse acquisition whereby AEC's operations will continue to be reported as if it had actually been the acquirer. The accompanying pro forma information is presented for illustration purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition been in effect during the periods presented, or which may be reported in the future.

The accompanying pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes of Americas Energy Company – AECo**.**

AMERICAS ENERGY COMPANY - AECo
(Formerly Trend Technology Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

1) Americas Energy Company - AECo at September 30, 2009
2) Americas Energy Company at November 30, 2009

	Historical September 30, 2009					Unaudited Pro forma September 30, 2009
	Americas Energy Company - AECo (1)	Americas Energy Company - AECo (2)		Pro forma Adjustments		
ASSETS						
Current assets						
Cash	$ -	$ 342,986	$	-	$	342,986
Accounts receivable	0	270,194		-		270,194
Prepaid expenses	750	55,908	B	(750)		55,908
Deposit for Definitive Merger Agreement	600,000	-	A	750,000		-
			C	(1,350,000)		
Total current assets	600,750	669,088		(600,750)		669,088
Mineral properties, net	-	1,717,248		-		1,717,248
Property and equipment, net	-	37,988		-		37,988
Other assets						
Deposit to related party on acquisition of mineral properties	-	400,000		-		400,000
Deposit to offering costs	-	35,000	D	(35,000)		-
TOTAL ASSETS	$ 600,750	$ 2,859,324	$	(635,750)	$	2,824,324
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current liabilities						
Coal production payable	$ -	$ 212,927	$	-	$	212,927
Royalties payable	-	41,837		-		41,837
Other payables and accrued expenses	6,875	56,937	B	(6,875)		56,937
Current installments of obligation under capital lease	-	6,952		-		6,952
Notes payable - related parties	-	440,722		-		440,722
Note payable - other	-	19,359		-		19,359
Total current liabilities	6,875	778,734		(6,875)		778,734
Asset retirement obligations	-	11,100				11,100
Obligation under capital lease, less current installments	-	12,932				12,932
Notes payable - long-term, related parties	-	863,247				863,247
Note payable, long-term, other	600,000		A	750,000		-
			E	(1,350,000)		
Advances payable - proposed merger	-	1,350,000	C	(1,350,000)		-
Total liabilities	606,875	3,016,013		(1,956,875)		1,666,013
Commitments and contingencies						
Stockholders' Equity (deficit)						
Common stock	2,050	33,000	D	(29,700)		5,530
			E	180		
Additional paid-in capital	181,972	167,000	D	(189,322)		1,509,470
			E	1,349,820		
Accumulated deficit	(190,147)	(356,689)	B	6,125		(356,689)
			D	184,022		
Total stockholders' equity (deficit)	(6,125)	(156,689)		1,321,125		1,158,311
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 600,750	$ 2,859,324	$	(635,750)	$	2,824,324

AMERICAS ENERGY COMPANY - AECo
(Formerly Trend Technology Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

1) Americas Energy Company - AECo - for the six months ended September 30, 2009
2) Americas Energy Company for the period from inception (July 13, 2009) through November 30, 2009

| | Historical September 30, 2009 | | | |
	Americas Energy Company - AECo (1)	Americas Energy Company - AECo (2)	Pro forma Adjustments	Unaudited Pro forma September 30, 2009
REVENUES				
Coal sales	$ -	$ 522,959	$ -	$ 522,959
Oil sales	-	7,058	-	7,058
Total revenues	-	530,017	-	530,017
OPERATING EXPENSES				
Cost of coal sales (exclusive of depreciation, depletion and accretion)	-	461,541	-	461,541
Cost of oil sales (exclusive of depreciation and depletion)	-	34,925	-	34,925
Depreciation, depletion and accretion	-	5,785	-	5,785
Officers' compensation, including stock based compensation of $200,000.	-	227,842	-	227,842
General and administrative expenses	24,372	134,042 B	(6,125)	134,042
		F	(18,247)	
Total operating expenses	24,372	864,135	(6,125)	864,135
Loss from operation	(24,372)	(334,118)	6,125	(334,118)
OTHER EXPENSES				
Income from forgiveness of indebtedness	12,194	0 F	(12,194)	-
Interest expense	-	(22,571)	-	(22,571)
LOSS BEFORE INCOME TAXES	(12,178)	(356,689)	(6,069)	(356,689)
PROVISION FOR INCOME TAXES	-	-	-	-
NET LOSS	$ (12,178)	$ (356,689)	$ (6,069)	$ (356,689)
PER SHARE DATA				
Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.01)
Weighted average common shares outstanding	20,465,799	33,000,000	53,465,799	53,465,799

AMERICAS ENERGY COMPANY - AECo.
(Formerly Trend Technology Corporation)
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Reorganization

On January 21, 2010, Americas Energy Company – AECo,. (formerly Trend Technology Corporation) ("AECo"), A Nevada Corporation entered into a merger agreement with Americas Energy Company, Inc., ("AEC") A Nevada Corporation. AEC is engaged in the business of mining high grade steam coal . It currently has other mining and oil and gas properties that are currently in the exploration stage.

Under the terms of the merger, AECo will issue 33,000,000 shares of its common stock in exchange for receiving all of the outstanding shares of AEC. In addition, once the merger is completed a noteholder will convert all of the debt due it from AECo in exchange for received common shares of AECo at a conversion price of $0.75 per share. As part of the merger, all assets of AECo will be acquired by its legal counsel for $1.00.

Pro forma adjustments:

A. To record the additional funds received by AECo from its Noteholder through November 30, 2009 and to record the transfer of these funds to AEC.

B. To charge off AECo balance of prepaid expense and payables to operations..

C. To eliminate the $1,350,000 intercompany balances.

D. To record the merger of AEC into AECo, whereby 33,000,000 shares of AECo common stock were issued to the Shareholders of AEC in exchange for receiving all of their AEC common shares (33,000,000 sharers) .

E. To record conversion of $1,350,000 of debt due by AECo into 1,800,000 shares of its common stock. The conversion price was $0.75 per share.

F. To eliminate AECo' operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

__Americas Energy Company-AECo__

Date: January 27, 2010	By: \s\ Christopher L. Headrick, President
	Name: Christopher L. Headrick
	Title: President and CEO
	Principal Executive Officer and Principal Financial Officer